April 26, 2007

Jack C. Brown
Secretary
The St. Lawrence Seaway Corporation
Hanna II, Suite P
6011 E. Hanna Avenue
Beach Grove, IN 46203

RE: The St. Lawrence Seaway Corporation
           File No. 0-2040
           Preliminary Proxy Statement on Form 14A
           Filed on April 16, 2007

Dear Mr. Brown:

        This is to advise you that we are limiting our review of the above proxy statement to the
following matters.

General

1.   We note that among the proposals you intend to present to shareholders is the
        authorization and issuance of a new class of stock known as the Class A Common Stock,
        as contemplated by Item 11 of Schedule 14A. Please revise your disclosure to include
        the information required by Item 13(a) of Schedule 14A or tell us why you do not believe
        that inclusion of such information is required.

2.   Additionally, please tell us the exemption from registration upon which are relying in
        connection with the contemplated issuance of Class A Common Stock to current owners
        of your common stock.

Proposal Two, Approval of the Stock and Warrant Purchase, page 11

Vote Required, page 17

3.   We note your disclosure under this heading that shareholder approval is not required in
        order to consummate the sale of the stock and warrants contemplated by Proposal 2.
        Accordingly, please revise your proxy materials to provide all of the information required

by Item 18 of Schedule 14A. We note, for example, that you do not appear to have disclosed what action you will take if Proposal 2 is not approved by shareholders.

Proposal Three, Approval of the Reincorporation to Delaware in Connection with the Amendment and Restatement of the By-Laws of the Corporation, page 18

4.   We note your disclosure in the penultimate paragraph on page 30 that each of the proposed reincorporation and the proposed Delaware bylaws require shareholder approval. Please revise your proxy statement to present the reincorporation and the Delaware bylaws as separate proposals for shareholder votes. Please also present as a separate proposal any provision of the Delaware bylaws that differs from your current bylaws, if the new provision does not automatically apply to you as a result of the change to Delaware law.

We will not conduct any further review of the proxy statement. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, prior to filing your amended definitive proxy statement, please furnish a letter, acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes made in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

If you have any questions, please call Amanda McManus, attorney-advisor, at (202) 551-3412 or the undersigned at (202) 551-3780.

Sincerely,

Karen Garnett
Assistant Director